EXHIBIT 99.1

Truss CBD USA, a HEXO Corp and Molson Coors joint venture, launches Veryvell sparkling CBD water in Colorado

OTTAWA, Jan. 13, 2021 (GLOBE NEWSWIRE) -- Truss CBD USA, a joint venture between HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) and Molson Coors Beverage Company (“Molson Coors”) (NYSE: TAP), today announced the U.S. launch of VeryvellTM, a new line of non-alcoholic, sparkling CBD beverages, exclusively available in Colorado.

VeryvellTM is a hemp-derived, adaptogenic, sparkling CBD water now available to Colorado-based consumers in three flavours: Focus (Grapefruit Tarragon), Mind & Body (Strawberry Hibiscus) and Unwind (Blueberry Lavender). VeryvellTM is Powered by HEXOTM, the recognized quality and innovation behind award-winning products.

“We are excited to launch VeryvellTM in Colorado through Truss CBD USA, in collaboration with our partner, Molson Coors. Our joint venture with Molson Coors Canada saw Truss Beverage Brands become the number one choice for consumers in Canada and we are expecting similarly great results in the US.” said HEXO CEO and co-founder Sebastien St-Louis. “We have near-term plans to invest additional capital in the USA to support Truss CBD USA and to further execute on our Powered by HEXOTM strategy with other potential CPG partners, outside of beverages, with whom we are currently in ongoing negotiations.”

VeryvellTM is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company. Truss CBD USA is distinct from Truss Beverages, Molson Coors and HEXO’s joint venture in Canada that focuses on non-alcoholic, cannabis-infused beverages.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

About Truss CBD USA

Truss CBD USA is a joint venture between Molson Coors Beverage Company and HEXO Corp designed to explore opportunities for non-alcoholic, hemp-derived CBD exclusively in the United States. With all production and distribution concentrated within states that permit such products, the Truss CBD USA portfolio focuses on hemp-driven, CBD beverages that span a range of flavor profiles and drinking occasions, starting with the launch of VeryvellTM sparkling CBD water. For those Colorado-based consumers interested in learning more, visit www.trusscbdusa.com or @LiveVeryvell on Facebook and Instagram.

About Molson Coors Beverage Company

For over two centuries Molson Coors has been brewing beverages that unite people for all of life's moments. From Coors Light, Miller Lite, Molson Canadian, Carling, and Staropramen to Coors Banquet, Blue Moon Belgian White, Blue Moon LightSky, Vizzy, Leinenkugel's Summer Shandy, Creemore Springs and more, Molson Coors produces some of the most beloved and iconic beer brands ever made. While the company's history is rooted in beer, Molson Coors offers a modern portfolio that expands beyond the beer aisle as well. The company's commitment to raising industry standards and leaving a positive imprint on our employees, consumers, communities and the environment is reflected in Our Imprint and our 2025 sustainability targets. To learn more about Molson Coors Beverage Company, visit molsoncoors.com, MolsonCoorsOurImprint.com or on Twitter through @MolsonCoors.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Contact Information:

Media Relations
HEXO Corp
(819) 317-0526
media@hexo.com

Adam Scholder
ICF Next
(847) 204-0949
Adam.Scholder@icfnext.com

Marty Maloney
Molson Coors
(773) 972-7780
martin.maloney@molsoncoors.com